UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-38447

b1BANK

Employee Retirement Plan and Trust

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Business First Bancshares, Inc.

500 Laurel Street, Suite 101

Baton Rouge, Louisiana 70801

(Name of the issuer of the securities held pursuant to the plan and address of its principal executive office)

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

BATON ROUGE, LOUISIANA

DECEMBER 31, 2021

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Business First Bancshares, Inc., and the Plan Administrator, and Plan participants of the b1BANK Employee Retirement Plan and Trust:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the b1BANK Employee Retirement Plan and Trust (the "Plan") as of December 31, 2021, and the related statement of changes in net assets available for benefits for year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan's auditor since 2022.

Plano, Texas

June 27, 2022

Report of Independent Registered Public Accounting Firm

b1BANK

Employee Retirement Plan and Trust

Baton Rouge, Louisiana

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the b1BANK Employee Retirement Plan and Trust (the Plan) as of December 31, 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the b1BANK Employee Retirement Plan and Trust as of December 31, 2020, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Respectfully submitted,

/s/ Hannis T. Bourgeois, LLP

June 29, 2021

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2021 AND 2020

ASSETS

	2021	2020
Investments:
Investments, at Fair Value	$49,810,641	$46,180,233
Investments, at Contract Value	3,768,200	-
Total Investments	53,578,841	46,180,233

Receivables:
Employer Contributions	-	50,780
Participant Contributions	-	88,765
Notes Receivable from Participants	768,158	557,739
Total Receivables	768,158	697,284
Net Assets Available for Benefits	$54,346,999	$46,877,517

The accompanying notes are an integral part of these financial statements.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2021

Additions to Net Assets Attributed to:
Net Investment Gains	$4,971,675
Dividend Income on Investments	1,874,653
Interest Income on Notes Receivable from Participants	37,202
Contributions:
Participants	3,324,031
Employer	1,819,299
Rollovers	3,940,466
Total Contributions	9,083,796
Total Additions	15,967,326

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	8,416,823
Participant Loan Distributions	2,821
Administrative Expenses. net	78,200
Total Deductions	8,497,844
Net Increase	7,469,482

Net Assets Available for Benefits:
Beginning of Year	46,877,517
End of Year	$54,346,999

The accompanying notes are an integral part of this financial statement.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Note 1 – Description of Plan –

The following brief description of b1BANK Employee Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan agreement for more complete information.

Description of Plan

The Plan is a defined contribution plan which covers all eligible employees of b1BANK (the “Bank”) who are at least 21 years of age and meet the service requirements as defined in the Plan. The Plan includes an automatic enrollment and deferral provision in which, upon meeting the eligibility requirements, an employee is automatically enrolled in the Plan to defer 4% of compensation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During 2020, the Plan was amended for the optional relief items as permitted under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) which was signed into law on March 27, 2020. The provisions adopted by the Plan include coronavirus-related withdrawals and loans, the suspension of certain loan payments, and the waiver of required minimum distributions. See the respective disclosures below for more detailed explanations of the new provisions adopted.

On May 1, 2020, Business First Bancshares, Inc., parent bank holding company of b1BANK, the plan sponsor, acquired the outstanding stock of Pedestal Bancshares, Inc., the parent bank holding company of Pedestal Bank. Effective July 24, 2020, $13,217,544 of plan assets from Pedestal Bancshares, Inc. 401(k) Plan were transferred to and merged into the Plan. Due to contractual obligations and the exercise of the put option, $1,120,728 of funds remained in the Principal Fixed Account with Principal Life Insurance Company at December 31, 2020. Those funds were transferred on May 11, 2021.

As disclosed in Note 7, effective January 4, 2021, the Plan changed its custodian. Accordingly, the net assets of the Plan transferred from Massachusetts Mutual Life Insurance Company (“Mass Mutual”) to Great-West Trust Company, LLC (“GWI”), and Empower became the recordkeeper of the Plan.

Management and the Investment Committee of b1BANK oversee governance of the Plan, determine the appropriateness of the Plan’s investment offerings, and monitor investment performance.

Contributions

Participants may contribute an amount equal to a percentage of their compensation earned during the plan year not to exceed the limits imposed by Section 401(k) of the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Bank will make a safe harbor matching contribution to participants of the Plan equal to 100% of the participant’s elective deferral that does not exceed 4% of the participant’s compensation. The Bank may also make discretionary matching and profit-sharing contributions to all eligible participants of the Plan. For the year ended December 31, 2021, the Bank made safe harbor matching contributions which totaled $1,819,299. No discretionary matching or profit-sharing contributions were made for the year ended December 31, 2021.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

Participant Accounts

Each participant’s account is charged or credited with the participant’s contribution and the allocation of the Bank’s contribution, the Plan’s investment earnings or losses, certain Plan administrative costs paid by the Plan, and forfeitures of terminated participant’s non-vested accounts. Allocations are based upon participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided form the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon and in the Bank’s safe harbor matching contributions. Additionally, participants who transfer contributions from a prior employee’s plan, retain the vesting schedule of their prior plan The Plan provides a 6-year graded vesting for discretionary matching and profit-sharing contributions, with participants being 20% vested after 2 years and every year thereafter with 100% vested after 6 years.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50%, of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account. The loan interest rate is determined at two percent above the prime rate, as defined. Principal and interest are paid ratably through payroll deductions.

In accordance with the CARES Act, plan participants could request a one year delay of note repayments occurring between March 27, 2020 and December 31, 2020. The participants’ notes were re-amortized and includes any interest accrued during the period of delay. The ability to request a delay in note repayments under the CARES Act ceased as of December 31, 2020.

Additionally, the CARES Act permitted the Plan to temporarily increase the limit on participant loans to qualified individuals to $100,000 or 100% of the participant’s vested account balance, whichever is lower. This increase was permitted for loans granted during the period March 27, 2020 through September 22, 2020. In addition, repayment of these loans can be delayed in accordance with the provisions allowed under the CARES Act.

Payment of Benefits

Upon retirement or termination of service, participants are entitled to receive a lump sum payment equal to the value of their vested account balance. Benefits are recorded when paid.

In accordance with the CARES Act, participants who were receiving required minimum distributions were offered the option to waive their 2020 distribution and participants who were due to receive the first required distribution in 2020 had their required minimum distribution automatically waived. The ability to request special waivers with respect to required minimum distributions under the CARES Act ceased as of December 31, 2020.

Additionally, the CARES Act permitted plan participants to request up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years. The ability to request coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.

Forfeited Accounts

At December 31, 2021 and 2020, forfeited non-vested accounts totaled $23,808 and $59,901, respectively. These accounts may be used to reduce employer contributions or to pay plan expenses. During the year ended December 31, 2021, the forfeited non-vested accounts of $48,659 were used to pay plan expenses.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

Note 2 – Summary of Accounting Policies –

Basis of Accounting

The financial statements of the Plan are prepared in accordance with the accrual basis of accounting. At December 31, 2021 and 2020, all assets of the Plan are participant directed.

Investment Contracts

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As discussed in Note 6, the Plan entered into a fully benefit responsive contract during 2020, however, participant accounts were not transferred into the contract until 2021. As of December 31, 2020, the Plan had no assets in fully benefit-responsive investments contracts.

Investment Valuation and Income Recognition

Investments are reported at fair value, except fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management of the Plan sponsor determines the Plan’s valuation policies utilizing information provided by the Plan custodian. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Net investment income (loss) includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates, particularly given the significant social and economic disruptions and uncertainties associated with the ongoing COVID-19 pandemic and the COVID-19 control responses, and such differences may be material.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. As of December 31, 2021 and 2020, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document. For the year ended December 31, 2021, deemed distributions totaled $2,821.

Risks and Uncertainties

The Plan provides for various investment options in any combination of selected funds held by the custodian. These funds are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these funds, it is a least reasonably possible that changes in the values of these funds will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The COVID-19 outbreak in the United States and globally has caused an economic downturn on a global scale, disrupted global supply chains, and created significant uncertainty, volatility, and disruption across economies and financial markets. Therefore, uncertainty remains regarding the ongoing impact of the COVID-19 outbreak upon the Plan's net assets available for benefits, as well as upon the significant estimates and assumptions utilized in reporting certain assets and liabilities.

Expenses

The Bank may pay certain administrative expenses (i.e., custodian fees, fund fees, loan fees, recordkeeping fees, and other similar expenses) of the Plan. If such expenses are not paid by the Bank, they are paid out of Plan assets. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction and included in administrative expenses. Investment related expenses are included in net investment income.

Reclassifications

Certain items in the 2020 financial statements may have been reclassified to conform to the presentation in the current year financial statements. Such reclassifications had no effect on the previously reported change in net assets available for benefits.

Note 3 – Plan Termination –

Although they have not expressed any intent to do so, the Bank has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

Note 4 – Tax Status –

The Plan sponsor has adopted a prototype plan which received a favorable determination from the Internal Revenue Service. The Plan itself has not separately applied for recognition of tax-exempt status. However, the Plan sponsor believes the plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. With few exceptions, the Plan is no longer subject to income tax examinations for years prior to 2018.

Note 5 – Fair Value Measurements –

The fair value measurement accounting literature provides a framework for measuring fair value. That framework provides a fair value hierarchy that provides the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs to the valuation methodology are based on unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access. Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets and/or based on inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable and are based on assumptions market participants would utilize in pricing the asset.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2021 and 2020.

Registered Investment Company Accounts: The registered investment company accounts (“RIAs”) are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices.

Common and Collective Trusts: The Common and Collective Trust accounts (“CCTs”) are valued at the NAV held by the Plan at year-end, based upon quoted market prices, when available. Due to the unique investments that may be allowed in these funds, use of the NAV is a practical expedient for measuring these funds at fair value and the accounts are excluded from the Fair Value disclosure table below.

Pooled Separate Accounts: These accounts are valued daily as the number of units held multiplied by the accumulation unit value (“AUV”). The AUV is determined based on the quoted market prices of the underlying investments and the account charges.

Guaranteed Interest Accounts: These accounts are valued at fair value based on the amount Plan participants or Plan sponsors would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

Employer Stock: The employer stock is an account comprised of common stock of Business First Bancshares, Inc. and short-term cash investments. The fair value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020:

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Registered Investment Companies	$32,723,072	$-	$-	$32,723,072
Unitized Employer Stock Accounts	$4,469,069	-	-	4,469,069
Total Assets in the Fair Value Hierarchy	$37,192,141	$-	$-	$37,192,141

Investments in Common & Collective Trusts Measured Using NAV Per Share Practical Expedient*				12,618,500
Total Investments at Fair Value				$49,810,641

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Guaranteed Interest Accounts	$-	$4,934,350	$-	$4,934,350
Unitized Employer Stock Accounts	1,522,104	-	-	1,522,104
Total Assets in the Fair Value Hierarchy	$1,522,104	$4,934,350	$-	$6,456,454

Investments Measured Using Net Asset Value Per Share Practical Expedient*				39,723,779
Total Investments at Fair Value				$46,180,233

*Certain investments that were measured at net asset value per share (“NAV”) practical expedient of the fund have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

The following tables summarize investments measured at fair value based on NAV per share practical expedient as of December 31, 2021 and 2020.

		December 31, 2021
		Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common & Collective Trusts:
Balanced Funds	(a)	$12,618,500	N/A	Daily	None
Total Accounts at NAV		$12,618,500

		December 31, 2020
		Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled Separate Accounts:
Balanced Funds	(a)	$11,598,375	N/A	Daily	None
Bond Funds	(b)	5,294,455	N/A	Daily	None
International/Global Funds	(c)	10,060,057	N/A	Daily	None
Large Cap Funds	(d)	8,863,455	N/A	Daily	None
Mid Cap Funds	(e)	1,961,339	N/A	Daily	None
Small Cap Funds	(f)	1,734,220	N/A	Daily	None
Specialty Funds	(g)	211,878	N/A	Daily	None
Total Pooled Separate Accounts		$39,723,779

(a)	These investments seek to provide high total investment return. The funds invest in a portfolio of equity, debt and money market securities.

(b)

These investments seek to maximize total returns from price appreciation and income. The funds pursue income opportunities from government, corporate, emerging market and high-yield sources. The investments may include United States (“U.S.”) and non-U.S. corporate debt securities and sovereign debt securities.

(c)

These investments seek long-term growth of capital while providing current income. The funds invest primarily in common stocks of well-established companies located around the world, many of which have the potential to pay dividends. Under normal market circumstances, the funds invest a significant portion of its assets in securities of issuers domiciled outside the U.S., including those based in developing countries.

(d)	These investments seek long-term capital appreciation. The funds invest in equity securities of companies of any market capitalization that the adviser believes demonstrate promising growth potential.

(e)

These investments seek long-term capital appreciation. The funds invest a majority of its net assets in the common stock of small and mid-sized companies. They invest the majority of assets in U.S. companies, but also may invest in foreign companies in developed markets and in emerging markets.

(f)

These investments seek long-term growth of capital and current income. The funds invest a significant portion of its net assets in equity securities. Although the funds normally focus on securities on U.S. companies, they may invest a portion of net assets in securities of companies headquartered in foreign countries.

(g)

These investments seek to provide capital growth and appreciation. The funds seek to achieve the objective by investing a portion of its net assets in (1) equity securities of companies throughout the world that own, explore or develop natural resources and other basic commodities or supply goods and services to such companies, or (2) common stocks and other equity securities of real estate companies.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

NOTE 6 - Fully Benefit-Responsive Investment Contract

In October 2020, the Plan entered into a benefit-responsive investment contract with Great-West Life & Annuity Insurance Company, specifically the Group Unallocated Fixed Deferred Annuity contract (the “Contract”). The Contract, a traditional guaranteed investment contract, maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by GWI. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The guaranteed interest contract issuer is contractually obligated to repay the principal and interest earned at a specified interest rate that is guaranteed to the Plan.

The guaranteed investment contract is fully benefit-responsive, and as such contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair value of the investment contract was $3,744,391 at December 31, 2021. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed interest contract does not allow the crediting interest rate below zero percent.

Average Yields	2021
Based on actual earnings	0.94%
Based on interest rate credited to participants	0.90%

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) complete or partial termination of the Plan, (2) the establishment or activation of, or material change in, any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including offering a competing fund (a fund with similar investment strategies and assets as the Contract) without the approval of GWI. The guaranteed interest contract permits contract termination with sufficient notice or with other violations of the contractual terms. The Plan administrator does not believe that any events have occurred which would limit the Plan’s ability to transact at contract.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

Note 7 – Party-In-Interest Transactions –

Certain Plan investments are held in guaranteed interest accounts (fixed accounts) held by Great-West Life & Annuity Insurance Company (GWI). Additionally, a portion of the Plan’s assets are invested in Business First Bancshares, Inc. stock, the parent company of the Plan Sponsor, for which Reliance Trust serves as the independent fiduciary for the common stock fund. The Plan also holds notes receivable representing participant loans. Advised Assets Group, LLC is the investment manager for the Plan. Sentinel Pension and Payroll provides administration and accounting services to the Plan. The Plan Sponsor also pays directly, certain administrative expenses of the Plan. All of these transactions qualify as party-in-interest transactions. The Plan Sponsor believes that all of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

Note 8 – Subsequent Events –

Effective March 1, 2022, the Company completed the acquisition of Texas Citizen’s Bancshares, Inc.(“TCBI”), the holding company for Texas Citizens Bank, National Association, headquartered in Pasadena, Texas. Effective April 27, 2022, $5,268,959 of plan assets from TCBI’s retirement plan, Texas Citizens Bank, N.A. 401(k) Plan, were transferred to and merged into the Plan.

b1BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

EIN: 20-3977125 PN: 001

FORM 5500 SCHEDULE H LINE 4(i) – SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2021

Identity of Issuer		Investment Description	Cost	Current Value

		Registered Investment Companies
	AllianceBernstein	AB Small Cap Growth	*	$788,211
	American Funds	American Funds New Prspctv R6	*	10,582,945
	Fidelity Investments	Fidelity 500 Index	*	1,947,936
	Fidelity Investments	Fidelity Mid Cap Index	*	954,899
	Fidelity Investments	Fidelity Small Cap Index	*	603,179
	Fidelity Investments	Fidelity Total International Index	*	2,551,360
	Fidelity Investments	Fidelity US Bond Index	*	2,302,948
	Franklin Templeton Investments	Franklin Small Cap Value R6	*	671,866
	JP Morgan Investment Mgmt, Inc.	JPMorgan Equity Income R6	*	2,979,128
	JP Morgan Investment Mgmt, Inc.	JPMorgan Mid Cap Growth R6	*	811,786
	MFS	MFS Mid Cap Value R6	*	804,425
	PIMCO	PIMCO Income Inst	*	2,467,185
	T. Rowe Price	T. Rowe Price Blue Chip Growth I	*	5,257,205
				32,723,072
		Common & Collective Trusts
	Wilmington Trust	My Retirement Path Moderate Retirement	*	2,130,847
	Wilmington Trust	My Retirement Path Moderate Retirement 2025	*	5,359,795
	Wilmington Trust	My Retirement Path Moderate Retirement 2035	*	2,162,049
	Wilmington Trust	My Retirement Path Moderate Retirement 2045	*	2,343,282
	Wilmington Trust	My Retirement Path Moderate Retirement 2055	*	622,526
				12,618,500

		Guaranteed Interest Accounts
**	Great-West Life & Annuity
	Insurance Company	Fixed Account	*	3,768,200

		Employer Stock
**	Parent Company of Plan Sponsor	Business First Bancshares, Inc. (BFST)	*	4,469,069

		Notes Receivable from Participants
**	Plan Sponsor	Interest Rates Ranging from 4.50% - 7.50%		768,158

				$54,346,999

*	Cost information omitted for participant directed investments.
**	Denotes party-in-interest.

See report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Hannis T. Bourgeois, LLP
23.2	Consent of Baker Tilly LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

b1BANK EMPLOYEE RETIREMENT PLAN AND TRUST
Date: June 27, 2022

/s/ Margaret Singer Lee
Margaret Singer Lee
EVP, Chief Human Resources Officer